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Peter M. Fass Member of the Firm Direct Dial 212.969.3445 pfass@proskauer.com

July 29, 2008

via Facsimile Federal Express

Karen J. Garnett, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lightstone Value Plus Real Estate Investment Trust II, Inc. Form S-11 Registration Statement File No. 333-151532

Dear Ms. Garnett:

Reference is made to our telephone conference call on July 21st discussing certain items in the staff’s letter of comment dated July 8 2008 to Lightstone Value Plus Real Estate Investment Trust II, Inc. (“Registrant”). In that call, Registrant made several points regarding its disclosures in the Prior Performance Tables (“Tables”) in its July 8, 2008 filing. The specific items discussed, which is the basis of this letter, is comment No. 43 of your letter which stated: “Please revise Tables I, II and III to separately disclose information for each program with similar investment objectives or disclose and tell us your basis for presenting information on an aggregate basis by year”.

The sponsor of the Registrant, David Lichtentstein has never “syndicated” investments as that term is generally understood. Mr. Lichtenstein has controlled all of the “program” investments of the transactions disclosed in the Tables. The aggregate number of investors in all program transactions is 28, of which 8 are investors in more than one transaction and one investor is the sole investor in 6 transactions. In the 18 programs in the Table III, (with an aggregate of approximately $1.2 billion of acquisition costs), the investors have invested a total capital of $70.8 million and Mr. Lichtenstein has invested $77.6 million. The typical transaction involves investors who, through prior relationships (whether family and friends, or through professional relationships, i.e., accounting firm or law firm) solicit Mr. Lichtenstein to invest with him. Occasionally, Mr. Lichtenstein has offered an opportunity for such investors to participate with him as passive investors. In no case has Mr. Lichtenstein prepared a private placement memorandum or solicited any investors through the syndication process as many other sponsors have. For example, Arbor Realty Trust and Arbor’s affiliates are investors in Prime Retail and Extended Stay Hotel. In both transactions, Arbor’s investment is preferred equity with additional returns based upon the common equity’s return. In Prime Retail, Arbor’s preferred equity was repaid from refinancing proceeds.

July 29, 2008

The only definition of “program” contained in Guide 5 is a public program which is registered under the provisions o the 1934 Act as a reporting company. Non-public programs are not defined. Registrant believes that because of the limited number of outside investors and the process by which the sponsor allows investors to participate in deals with him, that the subject transactions are not the type of “programs” that need to be separately identified in the Tables.

The nature of the investments made by third parties with Mr. Lichtenstein leads the Registrant to believe that to show each transaction separately as a “program” would not give the investors the information as clearly as aggregation does. The Registrant believes that aggregating the information and treating investments made each year as “programs” with more investors would better disclose the information since it would more closely resemble a “public” program because of the size.

Sincerely, /s/ Peter M. Fass Peter M. Fass

PMF/mf
cc:	Jonathan Wiggins Dan Wiggins Philip L. Rothenberg Joseph Teichman Jennifer Collins Adam Klepack